UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 1, 2009

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

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Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on April 29, 2009.

Luxottica’s Annual General Meeting of Shareholders approves financial statements for fiscal year 2008, appoints new Board of Directors

Milan, Italy, April 29, 2009 - The Annual General Meeting of Shareholders of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a global leader in premium fashion, luxury and sports eyewear, today approved the Company’s IFRS financial statements for fiscal year 2008.

Following the presentation by the Board of Directors of the results for fiscal year 2008 and having heard the favorable opinion by the statutory auditors, the Meeting voted to allocate net income for fiscal year 2008 to the Extraordinary Reserve, thereby suspending for the time being the payment of dividends to further strengthen the Company’s equity structure. The Board of Directors deferred the matter of the payment of dividends for 2008 to a possible Shareholders’ Meeting to be called in the second half of 2009.

The Meeting then approved the appointment of the following 15 directors to the Board of Directors: Leonardo Del Vecchio, Luigi Francavilla, Andrea Guerra, Roger Abravanel, Mario Cattaneo, Enrico Cavatorta, Roberto Chemello, Claudio Costamagna, Claudio Del Vecchio, Sergio Erede, Sabina Grossi, Marco Mangiagalli, Gianni Mion and Marco Reboa (from a list submitted by controlling shareholder Delfin S.a.r.l.) and Ivanhoe Lo Bello (from a list submitted by certain institutional shareholders).

Roger Abravanel, Mario Cattaneo, Claudio Costamagna, Marco Mangiagalli, Gianni Mion, Marco Reboa and Ivanhoe Lo Bello declared themselves qualified to act as independent directors as defined by Article 148, Clause 3, of the Italian Consolidated Finance Act (Testo Unico della Finanza) and Listed Companies Code of Ethics (Codice di Autodisciplina delle Società Quotate). Detailed curriculums for these directors are available at www.luxottica.com.

The Meeting also appointed to the Board of Statutory Auditors Francesco Vella, as chairman, and Enrico Cervellera and Alberto Giussani, as permanent auditors. Mario Magenes and Alfredo Macchiati were appointed as alternate auditors. Francesco Vella and Alfredo Macchiati were selected from a list submitted by certain institutional shareholders. Enrico Cervellera, Alberto Giussani and Mario Magenes were selected from a list submitted by Delfin S.a.r.l.

The Meeting also established monthly gross compensation for the entire Board of Directors in the amount of Euro 101,497.50. The term for the members of the Board is three years, until the approval of the statutory financial statements for the fiscal year ended December 31, 2011 by the Annual General Meeting of Shareholders called to approve this matter. Similarly, the Meeting established annual gross compensation for the chairman of the Board of Statutory Auditors in the amount of Euro 105,000 and of Euro 70,000 for each of the permanent auditors. The term for the members of the Board of Statutory Auditors, which will carry out the functions of the Audit Committee as defined by the U.S. Sarbanes-Oxley Act, is three years, until the approval of the statutory financial statements for the fiscal year ended December 31, 2011 by the Annual General Meeting of Shareholders called to approve this matter.

At a meeting following the end of the Shareholders’ Meeting, the Board of Directors reappointed Andrea Guerra as CEO and appointed members to Board of Directors’ committees as follows: for the Human Resources Committee: Roger Abravanel, Claudio Costamagna (chairman), Sabina Grossi and Gianni Mion, each a non-executive director and, for the majority, also an independent director; and, for the Internal Control Committee: Mario Cattaneo (chairman), Marco Mangiagalli and Marco Reboa, each an independent director.

The Board of Directors also ascertained that the above mentioned independent directors are all legally qualified to act as such.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in premium fashion, luxury and sports eyewear, with over 6,250 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong and well balanced brand portfolio. Luxottica’s key house brands include Ray-Ban, the best known sun eyewear brand in the world, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while license brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace. In addition to a global wholesale network covering 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Australasia, LensCrafters in Greater China and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based manufacturing plants and in two wholly-owned plants in China. In 2008, Luxottica Group posted consolidated net sales of €5.2 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to successfully integrate Oakley’s operations, the ability to realize expected synergies from the merger with Oakley, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to manage the effect of the poor current global economic conditions on our business and predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate other recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Luxottica Group media and investor relations contacts

Ivan Dompé Group Director of Corporate Communications Tel.: +39 (02) 8633 4726 Email: Ivan.Dompe@luxottica.com	Alessandra Senici Group Director of Investor Relations Tel.: +39 (02) 8633 4069 Email: InvestorRelations@Luxottica.com

Luca Biondolillo Group Director of International Communications Tel.: +39 (02) 8633 4668 Email: LucaBiondolillo@Luxottica.com

- ENDS -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: May 1, 2009	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER